April 8, 2019

Jeremiah Silkowski
Chief Executive Officer
SQN AIF IV, L.P.
100 Wall Street, 28th Floor
New York, NY 10005

       Re: SQN AIF IV, L.P.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           File No. 333-184550

Dear Mr. Silkowski:

       We issued comments on the above captioned filing on November 6, 2018 . On March
22,2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, in her absence Tracie Mariner, Staff Accountant, at (202) 551-3744 or, Terence O'Brien, Accounting
Branch Chief, at (202) 551-3355 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing and
                                                           Construction